July 11, 2024

Paul Vanderslice
Chief Executive Officer
BMO Commercial Mortgage Securities LLC
151 West 42nd Street
New York, NY 10036

       Re: BMO Commercial Mortgage Securities LLC
           Registration Statement on Form SF-3
           Filed June 14, 2024
           File No. 333-280224
Dear Paul Vanderslice:

       We have reviewed your registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form SF-3
General

1. Please confirm that the depositor and any issuing entities previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-
       backed securities involving the same asset class. Please refer to General Instruction I.A.2.
       of Form SF-3.
2. We note your use of LIBOR-based disclosure when discussing interest rates for floating rate certificates and swap contracts. In light of the cessation of LIBOR, please review and update references to LIBOR throughout your registration statement to identify and describe the alternative index or indices that you expect will be used for purposes of any floating rate certificates and/or swap contracts. Please also update your risk factor disclosure to discuss material risks related to any such indices, if applicable.
 July 11, 2024
Page 2
Risk Factors
Risks Relating to Conflicts of Interest
Interests and Incentives of the Underwriter Entities May Not Be Aligned with Your Interests, page 141

3. We note your disclosure that the Underwriter Entities may execute short transactions, modify or terminate such transactions, and otherwise act with respect to such transactions without regard to whether any such action might have an adverse effect on the offered certificates or the certificateholders. Please explain how this disclosure is consistent with
       Securities Act Rule 192 or revise this disclosure to qualify it as subject to applicable law.
Potential Conflicts of Interest in the Selection of the Underlying Mortgage Loans, page 148

4. We note your disclosure that the B-Piece Buyer may enter into hedging or other transactions (except as may be restricted pursuant to the credit risk retention rules) or otherwise have business objectives that also could cause its interests with respect to the mortgage pool to diverge from those of other purchasers of the certificates. Please explain how this disclosure is consistent with Securities Act Rule 192 or revise this disclosure to qualify it as subject to applicable law. In addressing this comment, please consider, as applicable, any case where the special servicer may be an affiliate or subsidiary of the B-
       Piece Buyer for purposes of Securities Act Rule 192.
U.S. Credit Risk Retention
Qualifying CRE Loans, page 274

5. Your disclosure refers to certain credit risk retention requirements under "Regulation RR of the Securities Act." Please revise your disclosure here and elsewhere in the form of prospectus to reflect that Regulation RR is promulgated under the Securities Exchange
       Act.
6. The disclosure in this section appears duplicative of the section also entitled "Qualifying
       CRE Loans" beginning on page 288. Please revise to delete one of the sections, as applicable.
Annexes
Annex B - Significant Loan Summaries, page B-1

7. Please update the date ranges shown on the Lease Expiration Schedule (page B-4) and
       Cash Flow Analysis (page B-5) to reflect appropriate date ranges for the mortgage loans to be included in the mortgage pool.
Part II - Information Not Required in Prospectus
Item 14. Exhibits, page II-4

8.     Please file your remaining exhibits with your next amendment. Refer to
Item 1100(f) of
       Regulation AB and Item 601 of Regulation S-K.
Form 8-K of BMO 2023-C7 Mortgage Trust (Filed December 21, 2023), page 3

9. This Form 8-K includes supplemental offering disclosure that "updates and modifies" the final prospectus for BMO 2023-C7 Mortgage Trust and indicates that such updated information "supersedes any conflicting information contained in the [final] Prospectus
 July 11, 2024
Page 3

       and any other prior similar materials relating to the Certificates." Please tell us why this supplemental offering disclosure was not also included in an amended final prospectus filed under Rule 424(b).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jason Weidberg at 202-551-6892 or Benjamin Meeks at 202-551-7146
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Structured Finance